Board of Directors’ Resolution on Debt Guarantee for hanaromedia Inc.

1. Lessee : hanaromedia Inc.
- Relation with hanarotelecom incorporated (the Company) : affiliated company

2. Lessor : to be decided

3. Details of debt guarantee
- Amount of debt guarantee : KRW 90,000,000,000
- Equity capital : KRW 1,573,676,016,590
- Ratio to equity capital : 5.7%
- Applicability of large-scale corporation : Yes

4. Total balance of debt guarantee : KRW 90,000,000,000

5. Date of BOD resolution : June 22, 2006
- Outside directors present : 5 out of 6
- Attendance of Audit Committee members: present

6. Others
- The debt guarantee mentioned above is related to equipment lease for the business of hanaromedia Inc.
- A leassor has not been decided.
- Debt guarantee period is up to 48 months for the lease in each month.
- If hanaromedia Inc. fails to pay lease fees, the Company will take over the lease agreement or acquire leased assets.
- The Representative Director of the Company is delegated to decide on details regarding the guarantee contract.
- The equity capital mentioned above was calculated by reflecting changes in capital stock and capital surplus in the equity capital of 2005.

[Balance of debt guarantee]

Lessee	Relationship	Balance of debt guarantee (KRW)	Guarantee period

hanaromedia Inc.	Affiliated company	90,000,000,000	Up to 48 months